SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of GAFISA S.A. (“Company”) are summoned to an Extraordinary Shareholders’ Meeting to be held, in first call, on January 29, 2018, at 10:00 a.m., at the Company’s headquarters, in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar, to resolve on the amendment to the Stock Option Plan approved at the Company’s Extraordinary Shareholders’ Meeting held on June 18, 2008.

General Information:

ð  Documents and information provided for in CVM Instruction nº 481 of December 17, 2009, were submitted to Brazilian Securities and Exchange Commission – CVM, through the Periodic Information System (IPE), pursuant to Article 6 of referred Instruction and are available to Shareholders, at the Company’s headquarters, at its Investor Relations website (www.gafisa.com.br/ri/), and at the websites of B3 S.A. – Brazil, Stock Exchange and OTC (www.b3.com.br) and Brazilian Securities and Exchange Commission (www.cvm.gov.br).

ð  Shareholder’s attendance may occur personally or by means of properly empowered attorney-in-fact.

ð  Shareholder or his/her legal representative shall attend the Meeting bearing his/her identity card.

ð  Shareholders participating in the Fungible Custody of Registered Shares of – B3 S.A. – Brazil, Stock Exchange and OTC intending to attend the Meeting shall submit an updated statement of their shareholding position provided by the custody institution within 48 hours prior to the Meeting.

ð  We request that the proxy instruments with special powers for Shareholder’s representation at the Meeting to which this present call notice refers be deposited at the Company’s headquarters, at the Investor Relations Department until January 24, 2018.

São Paulo, December 27, 2017.

Odair Garcia Senra
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer